

Mailstop 3233

December 14, 2015

<u>VIA E-MAIL</u>
Ms. Michelle F. Adams
Chief Financial Officer
Nevada Property 1 LLC
3708 Las Vegas Boulevard South
Las Vegas, NV 89109

    Re: Nevada Property 1 LLC
           Form 10-K for the fiscal year ended December 31, 2014
           Filed March 27, 2015
           File No. 000-53938

Dear Ms. Adams:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information in the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Wilson K. Lee

                            Wilson K. Lee
                            Senior Staff Accountant
                            Office of Real Estate and
                            Commodities